

October 19, 2021

James Parslow
Chief Financial Officer
Xenetic Biosciences, Inc.
40 Speen Street, Suite 102
Framingham, Massachusetts 01701

> **Re: Xenetic Biosciences, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed on October 12, 2021**
>   **File No. 333-260201**

Dear Mr. Parslow:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at (202) 551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Danielle Price